NATIONAL PROPERTY INVESTORS 4
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

April 13, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs and Mr. Matthew Dowling

Re:   National Property Investors 4
      Form 10-KSB for the year ended December 31, 2004 File No. 0-10412

Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Property Investors 4, a California limited partnership (the "Partnership"), in a letter dated March 30, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

        1. It appears that the second paragraph of the audit report has been amended to include some of the suggested language from AU Section 9508.18. The suggested modification from AU 9508.18 also includes the following language "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting." Either revise to include this additional sentence or have your auditors tell us why they believe revision is not necessary. We may have further comment upon review of the response.

   Response: The Partnership's auditors have advised us that, in future filings, the Report of Independent Registered Public Accounting Firm will be revised such that the second paragraph of the report will read as follows:

      We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Partnership's auditors have advised us that they believe that the above language complies with the suggested language in AU Section 9508.18.

                        *     *     *     *     *


Management of the Partnership hereby acknowledges that:

o the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,



                                    /s/Martha L. Long
                                    Martha L. Long
                                    Senior Vice President
                                    NPI Equity Investments, Inc. as the
                                    managing general partner of National
                                    Property Investors 4


cc:  Stephen B. Waters